SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
        RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                               (Amendment No. 1)*

                      GLOBALSTAR TELECOMMUNICATIONS LIMITED
                      _____________________________________
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    G3930H104
                                 ______________
                                 (CUSIP Number)

                                December 31, 1998
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 20 Pages
                             Exhibit Index: Page 18

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 2 of 20 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  2,100,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,100,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,100,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                           [x]

11       Percent of Class Represented By Amount in Row (9)

                  2.56%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 3 of 20 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  4,200,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   4,200,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  5.12%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 4 of 20 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  4,200,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   4,200,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  5.12%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 5 of 20 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUASAR STRATEGIC PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  2,100,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,100,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,100,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  2.56%

12       Type of Reporting Person*

                  OO;IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 6 of 20 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  8,400,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   8,400,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,400,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  10.24%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 7 of 20 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  130,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  8,400,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   130,000
    With
                           8        Shared Dispositive Power
                                            8,400,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,530,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                  10.40%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 8 of 20 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  8,400,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            8,400,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,400,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  10.24%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 20 Pages


Item 1(a)         Name of Issuer:

                  Globalstar Telecommunications Limited (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Quasar  Strategic  Partners  LDC,  a  Cayman  Islands
                           exempted    limited    duration    company   ("Quasar
                           Strategic");

                  v)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  vi)      Mr. George Soros ("Mr. Soros"); and

                  vii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                  Due to a recent disposition of all of the Shares (as defined herein) held for a limited number of institutional clients of Duquesne Capital Management, L.L.C. ("Duquesne LLC"), Duquesne LLC is no longer the beneficial owner of any Shares (as defined herein) of the Issuer.

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Quasar Strategic, QIP and Mr. Soros.

                  SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  The principal business of Quasar Strategic is investing in securities. QIHMI, an investment advisory firm, is a minority shareholder of QIP and Quasar Strategic. Pursuant to constituent documents of QIP and Quasar Strategic, QIHMI is vested with investment discretion with respect to the portfolio assets held for the accounts of each of QIP and Quasar Strategic. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP and Quasar Strategic. Mr. Soros is the sole shareholder of

                                                             Page 10 of 20 Pages


QIH Management which is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIP and Quasar Strategic is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv) Quasar Strategic is a Cayman Islands exempted limited duration company;

                  v)       SFM LLC is a Delaware limited liability company;

                  vi)      Mr. Soros is a United States citizen; and

                  vii)     Mr. Druckenmiller is a United States citizen.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $1.00 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           G3930H104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

                                                             Page 11 of 20 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 11, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)      QIP may be deemed to be the beneficial owner
                                    of  the   2,100,000   Shares  held  for  its
                                    account.

                           (ii) Each of QIHMI and QIH Management may be deemed to be the beneficial owner of 4,200,000 Shares. This number consists of
                                    (A) 2,100,000 Shares held for the account of QIP and (B) 2,100,000 Shares held for the account of Quasar Strategic.

                           (iii) Quasar Strategic may be deemed to be the beneficial owner of the 2,100,000 Shares held for its account.

                           (iv) Each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner of 8,400,000 Shares. This number consists of
                                    (A) 2,100,000 Shares held for the account of
                                    QIP,  (B)  4,200,000  Shares  held  for  the
                                    account   of   Quantum   Partners   and  (C)
                                    2,100,000 Shares held for the account of Quasar Strategic.

                           (v) Mr. Soros may be deemed to be the beneficial owner of 8,530,000 Shares. This number consists of (A) 2,100,000 Shares held for the account of QIP, (B) 4,200,000 Shares held for the account of Quantum Partners,
                                    (C) 2,100,000 Shares held for the account of Quasar Strategic and (D) 130,000 held for his personal account.

Item 4(b)         Percent of Class:

                           (i) The number of Shares of which QIP may be deemed to be the beneficial owner constitutes approximately 2.56% of the total number of Shares outstanding.

                           (ii) The number of Shares of which each of QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 5.12% of the total number of Shares outstanding.

                           (iii) The number of Shares of which Quasar Strategic may be deemed to be the beneficial owner constitutes approximately 2.56% of the total number of Shares outstanding.

                                                             Page 12 of 20 Pages




                           (iv) The number of Shares of which each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 10.24% of the total number of Shares outstanding.

                           (v) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 10.40% of the total number of Shares outstanding.

                                                             Page 13 of 20 Pages



Item 4(c)         Number of shares as to which such person has:

     QIP
     ---

     (i)   Sole power to vote or to direct the vote:                   2,100,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,100,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     QIHMI
     -----

     (i)   Sole power to vote or to direct the vote:                   4,200,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      4,200,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     QIH Management
     --------------

     (i)   Sole power to vote or to direct the vote:                   4,200,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      4,200,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Quasar Strategic
     ----------------

     (i)   Sole power to vote or to direct the vote:                   2,100,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,100,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 14 of 20 Pages


     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                   8,400,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      8,400,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                     130,000

     (ii)  Shared power to vote or to direct the vote:                 8,400,000

     (iii) Sole power to dispose or to direct the disposition of:        130,000

     (iv)  Shared power to dispose or to direct the disposition of:    8,400,000

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 8,400,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    8,400,000

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The shareholders of Quasar Strategic, including Quasar International Partners C.V., a Netherlands Antilles limited partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Strategic in accordance with their ownership interests in Quasar Strategic.

                  (iii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                             Page 15 of 20 Pages


                  (iv) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of the Shares, held for his personal account.

                  QIP expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Quasar Strategic and Mr. Soros. Each of QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners and Mr. Soros. Quasar Strategic expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Quantum Partners and Mr. Soros. SFM LLC expressly disclaims beneficial ownership of any Shares held directly for the account of Mr. Soros. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held for the account of Mr. Soros.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 16 of 20 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999               QUANTUM INDUSTRIAL PARTNERS LDC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 12, 1999               QIH MANAGEMENT INVESTOR, L.P.

                                       By:   QIH Management, Inc.,
                                             its General Partner


                                             By:  /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  February 12, 1999               QIH MANAGEMENT, INC.


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President


Date:  February 12, 1999               QUASAR STRATEGIC PARTNERS LDC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 12, 1999               SOROS FUND MANAGEMENT LLC

                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel

                                                             Page 17 of 20 Pages



Date:  February 12, 1999               GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 12, 1999               STANLEY F. DRUCKENMILLER


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 18 of 20 Pages





                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


E.       Joint Filing  Agreement  dated  February 12, 1999 by and
         among Quantum  Industrial  Partners LDC, QIH  Management
         Investor,  L.P., QIH Management,  Inc., Quasar Strategic
         Partners  LDC,  Soros Fund  Management  LLC, Mr.  George
         Soros and Mr. Stanley F. Druckenmiller..................             19